SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                          Amendment #1


                   Transcontinental Realty Investors, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                   (Title of class of securities)

                          893617209
                         (CUSIP Number)

                      Marc Weingarten, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000
   (Name, address and telephone number of person authorized to receive notices and communications)

                        September 1, 2000
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 893617209                              Page 2 of 9 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,376,000

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          1,376,000
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,376,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     15.94%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 893617209                             Page 3 of 9 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners III, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            35,660

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          35,660
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     35,660

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.4%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 893617209                            Page 4 of 9 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            437,240

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          437,240
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     437,240

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     5.10%

     14        TYPE OF REPORTING PERSON*
                    OO; IA

                                                           Page 5 of 9 Pages

Item 1. Security and Issuer

  This Amendment #1 amends and supplements the statement on Schedule 13D
(the "Statement") as it relates the Common Stock, $.01 par value ("Common Stock"), of Transcontinental Realty Investors, Inc. a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 10670 North Central Expressway, Suite 300, Dallas, Texas 75231.

Item 3 is hereby amended to add the following information.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Common Stock purchased by Gotham III was $17,670 and the aggregate purchase price of the Common Stock purchased by Gotham International was $155,518. All of the funds required for these purchases were obtained from the general funds of Gotham, Gotham III and Gotham International, respectively.

                                                           Page 6 of 9 Pages

Item 4 is hereby amended to add the following information.

Item 4.  Purpose of the Transaction

The Reporting Persons hereby supplement, without in any way limiting, their prior statements under Item 4. The Reporting Persons have become involved in previously filed litigation involving the Company, entitled Olive, et al., versus Phillips, et al., Case No. C 89-4331 (MHP), pending in the United States District Court for the Northern District of California (the "Action"). In the Action, currently, plaintiff's counsel is challenging certain recent actions by the Company and others, including the Company's making loans to its manager Basic Capital Management ("BCM") and American Realty Trust, Inc., two companies controlled by Mr. Phillips. Mr. Ackman, on behalf of the Reporting Persons, submitted a declaration in the Action supporting the plaintiff's application to have the Court reverse the challanged transactions, remove the Company's board, remove BCM as the Company's manager and for other relief. A copy of Mr. Ackman's declaration is submitted as an exhibit hereto.

 In the Action, plaintiff's counsel is also challenging the Board of Directors' handling of their obligation under prior settlement agreements entered in the Action to review the terms and conditions of the Company's management contracts with BCM. The Reporting Persons have made inquiry to independent third-party real estate managers about whether they could provide management to the Company on terms more advantageous than those currently burdening the Company under its arrangements with BCM. The Reporting Persons believe that, without any diminution in the quality of management, the Company can realize material cost savings by changing managers.

 The Reporting Persons intend to remain actively involved in the Action, including in any future Court hearings or discussions about appropriate remedial measures that may result from the Action.



Item 5 is hereby amended to add the following information.

Item 5. Interest in Securities of the Issuer

     (a) Gotham owns 1,376,000 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 15.94% of the outstanding Common Stock of the Company. Gotham III owns 35,660 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 0.4% of the outstanding Common Stock of the Company. Gotham International owns 437,240 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 5.10% of the outstanding Common Stock of the Company. The percentages in this paragraph are calculated based upon 8,633,845 shares of Common Stock issued and outstanding as of July 31, 2000 as reflected in the Company's form 10-Q for the period ending June 30, 2000. None of Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Common Stock (other than the Common Stock beneficially owned by Gotham, Gotham III and Gotham International).

     (b) Each of Gotham and Gotham III has sole power to vote and to dispose of all of the Common Stock beneficially owned by it. Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International.

                                                           Page 7 of 9 Pages

     (c) The tables below set forth information with respect to all purchases and sales of Common Stock by Gotham III and Gotham International. In each case, the transactions took place in the over-the-counter market.





                              Shares of Common Stock
Date                            Purchased/(Sold)              Price per Share



Gotham III

8/07/00                               1,000                    12.8000
8/28/00                                 400                    12.1750


Gotham International

7/27/00                               3,800                    12.0961
8/08/00                               1,200                    12.3000
8/09/00                                 800                    12.4250
8/11/00                               2,800                    12.3558
8/14/00                               1,100                    12.3568
8/29/00                               2,900                    12.6427

Except as described above, none of Gotham, Gotham III, Gotham
International, Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company during the past sixty days.

     (d) and (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described above, none of Gotham, Gotham III, Gotham International, Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profit or losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     The following exhibit is being filed with this Schedule:

Exhibit 2   Declaration of William A. Ackman

                                                       Page 8 of 9 Pages

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

September 8, 2000

                    GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: Karenina Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              President


                    GOTHAM PARTNERS III, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: Karenina Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              President


                    GOTHAM INTERNATIONAL ADVISORS, L.L.C.

                    By:   /s/ William A. Ackman
                          William A. Ackman
                          Senior Managing Member